Rule 12g3-2(b) File No. 82-34825

23.05.2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06013817

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A. Cenk Göksan	Arbil Öztozlu
Investor Relations Department Head	Investor Relations Team Manager

Enclosure;
Cancellation of the Sabanci Bank plc. deal

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

AKBANK

Cancellation of the Sabanci Bank plc. deal

According to the decision taken on February 22, 2006 by the Board of Directors, Akbank signed a 'Shares Purchase Agreement' with Capital Development Bank Holdings Ltd. –a subsidiary of Meridian Capital Limited- to sell 65% shares in its subsidiary Sabanci Bank plc. In the coverage of the same agreement, it was also stated that, the other partner Universal Trading (Jersey) Limited with a 35% share in Sabanci Bank plc. will also sell its shares.

But, it is announced that the conditions stated in the 'Shares Purchase Agreement' is not fulfilled and therefore, the deal is cancelled.

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com
6115-12/2004 (882)